                                                   [Resource America, Inc. LOGO]

October 11, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Donald A. Walker, Senior Assistant Chief Accountant

RE:  Resource America, Inc.
     Form 10-K and Form 10-K/A for the Fiscal Year Ended September 30, 2005 Filed December 14, 2005 and March 27, 2006
     File No. 0-4408

Dear Mr. Walker:

          We are writing this letter to respond to the comment letter of the Staff dated September 14, 2006 with respect to the Form 10-K and Form 10-K/A for Resource America, Inc. (the "Company") for the fiscal year ended September 30, 2005. For your convenience, we have reproduced the Staff's comments in italics preceding each response.

Form 10-K and Form 10-K/A for the fiscal year ended September 30, 2005

Item 15. Exhibits and Financial Statement Schedules

     1. Please provide in your response letter a tabular presentation of each subsidiary not consolidated and 50 percent or less owned, showing your calculation of significance in accordance with Rule 1-02(w) of Regulation S-X, and your determination of whether you are required to include audited or unaudited financial statements. Refer to guidance provided by Rule 3-09(a) and (b) of Regulation S-X.

     Company response:

          We are enclosing Attachment I in response to your request for our calculation of significance for our subsidiaries and our determination of the filing requirements.


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     2.   Please file a Form 10-KSB/A on EDGAR with audit reports that include signatures of the registered public accounting firms who opined on the financial statements for Trapeza Capital Management, LLC, and Trapeza Management Group, LLC. Please refer to the guidance in Article 2-02(a)(2) of Regulation S-X.

     Company response:

          The Company did receive a signed auditor's report prior to the time of filing. The omission of the signature from the filing was an inadvertent typographical error, and we have revised the filing to indicate that the signature had already been provided by the auditor at the time of the filing.

          We have simultaneously filed Amendment No. 2 to the Form 10-K ("Amendment No. 2") in response to the comment letter.

                                      * * *

          In addition to providing the above responses to the Staff's comments, we confirm, in response to the Staff's request, that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Thank you for your attention to this matter. If you have any questions regarding the foregoing responses, please contact the undersigned at (215) 546-5005.

                                         Very truly yours,


                                         /s/ JONATHAN Z. COHEN
                                         ---------------------------------------
                                         JONATHAN Z. COHEN
                                         PRESIDENT AND CHIEF EXECUTIVE OFFICER


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RESOURCE AMERICA - SIGNIF SUB TEST                                  ATTACHMENT I
                FYE 9/30/05
             AMOUNTS IN $000s

Note - the Sept 2005 RAI consolidation includes Trapeza B/S data for as of and P/L data for the 12 mths ended June 2005 (qtr lag)

                      Source: RFFM consolidation @ 9/30/05

                                                                                      Total
S-X 210.1-01.2(W)    RAI                                                             investmt                 REPORTING
AND 210.3-09        CONSOL     TEST        SUBSIDIARY  Investment     Advances      & advances  TEST RESULTS REQUIREMENT
------------------ ------- -----------     ---------- ------------ -------------- ------------- ------------ -----------
1. The
registrant's and
its other
subsidiaries'
investments in and
advances to the
subsidiary exceed
10 percent of the
total assets of
the registrant and
its subsidiaries
consolidated as
of the end of the
most recently
completed fiscal
year;              456,824 10%  45,682     TF             3,147          --            3,147         N/A         N/A
                           20%  91,365     TF II          2,131          --            2,131         N/A         N/A
                           50% 228,412     TF III         1,742          --            1,742         N/A         N/A
                                           TF IV            603          --              603         N/A         N/A
                                           TF V           1,007          --            1,007         N/A         N/A
                                           TCM            1,652          --            1,652         N/A         N/A
                                           TMG              180          --              180         N/A         N/A
                                           TPS               (4)         --               (4)        N/A         N/A
                                                         ------         ---           ------
                                                         10,458          --           10,458
                                                         ======         ===           ======

                                                       Consolidated GP Interest in Proportionate
                                                       Trapeza Fund  Consolidated     share of
                                                          Assets        Entity        Assets
                                                       ------------ -------------- -------------
2. The
registrant's and
its other
subsidiaries'
proportionate
share of the total
assets (after
intercompany
eliminations) of
the subsidiary
exceeds 10 percent
of the total
assets of the
registrant and its
subsidiaries
consolidated as of
the end of the
most recently
completed fiscal
year; or           same as 10%  45,682  I  TF       *   346,107          50%         173,054     EXCEEDS 20% 2 YR F/Ss
                   above   20%  91,365  II TF II    *   731,489          50%         365,744     EXCEEDS 50% 3 YR F/Ss
                           50% 228,412 III TF III   *   416,079          50%         208,040     EXCEEDS 20% 2 YR F/Ss
                                        IV TF IV    *     8,730          50%           4,365         N/A     N/A
                                        V  TF V     *     8,172          50%           4,086         N/A     N/A
                                           TCM      *     6,153          50%           3,076         N/A     N/A
                                           TMG      *       649          33%             216         N/A     N/A
                                           TPS      *        20          50%              10         N/A     N/A

* - as of 12/31/04 audited financials; good estimate, not significant fluctuation in balance yr/yr pretax
                                                                                                 income fm
                                                                                                 continuing
                                                                                                     ops
                                                                                                ------------
3. The
registrant's and
its other
subsidiaries'
equity in the
income from
continuing
operations before
income taxes,
extraordinary
items and
cumulative effect
of a change in
accounting
principle of the
subsidiary exceeds
10 percent of such
income of the
registrant and its
subsidiaries
consolidated for
the most recently
completed fiscal
year.               9,884  10%    988  TF  I              1,771                                  EXCEEDS 10% SUMMARY F/N DISCLOSURE
                           20%  1,977  TF  II             1,663                                  EXCEEDS 10% SUMMARY F/N DISCLOSURE
                           50%  4,942  TF  III              601                                      N/A     N/A
                                       TF  IV               218                                      N/A     N/A
                                       TF  V                172                                      N/A     N/A
                                       TCM                2,342                                  EXCEEDS 20% 2 YR AUDITED F/Ss
                                       TMG                1,003                                  EXCEEDS 10% SUMMARY F/N DISCLOSURE
                                       TPS                  (10)                                     N/A     N/A
                                                          -----
                                                          7,758
                                                          =====